
March 24, 2023

Jason Okazaki
Chief Executive Officer
Assembly Biosciences, Inc.
331 Oyster Point Blvd., Fourth Floor
South San Francisco, CA 94080

> **Re: Assembly Biosciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 22, 2023**
> **File No. 333-270760**

Dear Jason Okazaki:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason Drory at 202-551-8342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: P. Michelle Gasaway